UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02029908

NO ACT
P.E 12-31-2001
1-12833

March 7, 2002

Richard Y. Roberts
Thelen Reid & Priest LLP
Market Square, Suite 800
701 Pennsylvania Avenue, N.W.
Washington, DC 20004-2608

Act	1934
Section	
Rule	14A-8
Public Availability	3/7/2002

Re: TXU Corp.
Incoming letter dated December 31, 2001

Dear Mr. Roberts:

This is in response to your letter dated December 31, 2001 concerning the shareholder proposal submitted to TXU by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated February 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, DC 20005

THELEN REID & PRIEST LLP

ATTORNEYS AT LAW

MARKET SQUARE, SUITE 800
701 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20004-2608
TEL (202) 508-4000 FAX (202) 508-4321
www.thelenreid.com

NEW YORK
SAN FRANCISCO
WASHINGTON, D.C.
LOS ANGELES
SILICON VALLEY
MORRISTOWN, N.J.

RICHARD Y. ROBERTS
202-508-4148
rroberts@thelenreid.com

December 31, 2001

U.S. Securities and Exchange Commission
Office of the Chief of Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) Submitted for Inclusion in the 2002 TXU Corp. (File No. 1-2833) Proxy Statement

Ladies and Gentlemen:

On behalf of our client, TXU Corp., a Texas corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Company excludes a proposal (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) (the "Proponent") from the Company's 2002 Proxy Statement that will be distributed in connection with the Company's 2002 Annual Meeting of Shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are enclosing herewith six copies of this letter and the letter from the Proponent dated November 20, 2001, setting forth the Proposal.

The Company intends to omit the Proposal from its 2002 Proxy Statement based on any of the following three grounds:

1. It violates Rule 14a-8(i)(2) of the Exchange Act because the Proposal, if implemented, would cause the Company to violate state and federal law to which the Company is subject and contractual provisions by which it is bound;

2. It violates Rule 14a-8(i)(6) of the Exchange Act because the Company lacks the power and authority to implement the Proposal; or

3. It violates Rule 14a-8(i)(7) of the Exchange Act because the Proposal deals with matters relating to the Company's ordinary business operations.

Discussion

1. It violates Rule 14a-8(i)(2) of the Exchange Act because the Proposal, if implemented, would cause the Company to violate state and federal law to which the Company is subject.

Rule 14a-8(i)(2) states that a company may exclude a shareholder proposal if the proposal, if implemented, would cause the Company to violate any state, federal or foreign law to which it is subject. The Proposal requests that the Board adopt a policy stating that the public accounting firm retained by the Company to provide auditing services, or any affiliated company, should not also be retained to provide non-audit services to the Company. In explaining the need for the Proposal, the Proposal points to the Company's most recent proxy statement which indicated that the Company's independent auditors billed $3,170,000 for audit services, while billing $9,676,000 for non-audit services. The Proposal then concludes by stating that the best means of addressing this issue is to prohibit any audit firm retained by the Company to perform audit services from receiving payment for non-audit services performed by the firm. The Company respectfully submits that the Proposal, if implemented, would cause the Company to violate state and federal law to which it is subject because the Company is required by law and contractual provisions to engage its independent auditors to perform non-audit services (which are, in fact, audit related) for the Company in the ordinary course of its business operations.

In order to understand why the Proposal, if implemented, would cause the Company to violate state and federal law and existing contractual provisions, it is important to note the distinction between the two types of services and fees described in the Company's proxy statement and upon which the Proposal is focused. Item 9(e) of Schedule 14A of the Exchange Act requires that a registrant disclose the following two types of fees, among others, in its proxy statement. First, registrants must disclose the aggregate fees billed for professional services rendered for the audit of the registrant's annual financial statements (the "Audit Fees"). On January 16, 2001, the Office of the Chief Accountant released the *Application of Revised Rules on Auditor Independence—Frequently Asked Questions* (the "OCA FAQ Release"), which defined Audit Fees as including "only fees for financial statement audit and review services performed by the auditor that are generally accepted auditing standards or that are customary for the purpose of rendering an opinion or review report on the financial statements". In the SEC's view, the Audit Fees caption is narrowly defined and is not intended to include other service offerings, including many that would traditionally be considered audit related as opposed to non-audit services.

Second, Item 9(e) of Schedule 14A of the Exchange Act requires that registrants disclose the aggregate fees billed for services rendered by the principal accountant of the registrant, other than those described as Audit Fees and Financial Information Systems Design and Implementation Fees under the caption "All Other Fees". The OCA FAQ Release excluded the following services from the definition of Audit Fees, thereby categorizing such services as non-audit services:

- Work performed in connection with registration statements such as due diligence procedures or issuance of comfort letters;
- Due diligence procedures performed in connection with merger and acquisition procedures;
- Income tax services other than those directly related to the audit of the income tax accrual;
- Internal control advisory services outside of the scope of the audit;
- Risk management advisory services;
- Internal audit services; and
- Audits of employee benefit plans.

As a public utility holding company, certain subsidiaries of the Company are rate-regulated utilities. For example, TXU Electric Company ("TXU Electric") is an electric utility operating in the State of Texas and is regulated by the Public Utility Commission of Texas ("PUCT"). In certain instances, the Public Utility Regulatory Act ("PURA") requires TXU Electric to file a rate-filing package. _See_, _e.g._, PURA §36.153. The Instructions to Schedule S to the form of rate-filing package most recently promulgated by the PUCT refer to Section 21.69 of the PUCT's Rules of Practice and Procedures (August 1984 Edition). Section 21.69 requires any rate-filing package to include annual company financial statements for the test year that have been examined and reported on by the Company's independent certified public accountant, as well as a report on a test year review made by such independent certified public accountant. While the rate-filing package is currently being reviewed and possibly revised by the PUCT, we anticipate that the substance of these requirements will continue to be applicable to all rate-filing packages. If the Proposal were implemented, TXU Electric would be unable to provide the required report on the test year review.

In addition, the Proposal, if implemented, would force the Company to violate contractual obligations contained in certain of its financing agreements that require the Company to furnish to counterparties statements of the Company's independent auditors as to the Company's financial condition, financial statements and compliance with financial covenants. These financing agreements are governed by New York law and specifically provide that the respective agreements cannot be unilaterally amended or modified by the Company. Therefore, to the extent that the Proposal would prevent the Company from satisfying its obligations under the financing arrangements, the Company would breach the specific terms of these agreements in violation of New York law. This could subject the Company to potential liability under New York law and under the terms of these financing agreements. The Staff has recognized that proposals that would, if implemented, cause a company to breach an existing, valid agreement may be excluded from a company's proxy statement under Rule 14a-8(i)(2) and 14a-8(i)(6). See *e.g.*, Goldfield Corporation (March 28, 2001) and Whitman Corp. (February 15, 2000).

The Company respectfully submits that the Proposal, if implemented, would cause the Company to violate state and federal law because a number of services defined as non-audit services (but which are, in fact, audit related) are required by law to be performed by the Company's independent auditors in the ordinary course of its business. The Company and its subsidiaries are frequent issuers of securities in the U.S. capital markets, requiring the filing of registration statements under Section 5 of the Securities Act of 1933, as amended ("Securities Act"). For example, during the calendar year 2001, the Company registered the offer and sale of $2,125,000,000 in securities on Form S-3. Under Rule 439 of the Securities Act, the Company's auditors are legally required to review and consent to the incorporation by reference of their report on the Company's financial statements into such registration statements, mandating the incurrence of non-audit fees by the Company. Further, at the time of pricing and/or closing of the issuance of any securities, underwriters usually require that they be provided a "comfort letter" from the Company's auditors in order to help establish the underwriters' due diligence defense under Section 11 of the Securities Act.

In each of the instances described above, the incurrence of non-audit fees (which are, in fact, audit related) by the Company is mandated by law or contract. Therefore, the Proposal, if implemented, would cause the Company to violate state and federal law to which it is subject. Six copies of a legal opinion of Worsham Forsythe Wooldridge LLP, the Company's general counsel, relating to those matters of Texas law discussed are enclosed herein. Those matters relating to New York law are the opinion of Thelen Reid & Priest LLP.

2. **It violates Rule 14a-8(i)(6) of the Exchange Act because the Company lacks the power and authority to implement the Proposal.**

Rule 14a-8(i)(6) states that a company may exclude a shareholder proposal if the company lacks the power or authority to implement such proposal. For the reasons described under Rule 14a-8(i)(2) above, the Company respectfully submits that it lacks the power and the authority to implement the Proposal because the Company is required by law and contractual provisions to engage its independent auditors to perform non-audit services for the Company in the ordinary course of its business operations.

In each of the instances described above, the incurrence of non-audit fees (which are, in fact, audit related) by the Company is mandated by law or contract, indicating that the Company lacks the power and authority to implement the Proposal.

3. **It violates Rule 14a-8(i)(7) of the Exchange Act because the Proposal deals with the selection of the Company's independent auditors, a matter relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) states that a company may exclude a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. The Proposal would, in effect, establish additional criteria for the Board's selection of the Company's independent auditors and would limit the Company's discretion in hiring consultants.

The Staff has previously affirmed that shareholder proposals may be excluded as relating to matters reserved for management if such proposals relate to the manner in and criteria by which independent auditors are chosen. See, *e.g.*, SONICblue Incorporated (March 23, 2001); Community Bancshares, Inc. (March 15, 1999); Pacific Gas and Electric Company (January 26, 1993); Monsanto Company (January 17, 1989). In addition, the staff has considered the hiring of consultants to be within the conduct of a company's ordinary business operations. See, *e.g.*, Texaco, Inc. (January 21, 1983). The Company respectfully submits that the Proposal may be excluded from its 2002 Proxy Statement because the selection of auditors and the hiring of consultants are matters relating to ordinary business operations of the Company.

Conclusion

For the reasons described above, the Company respectfully requests the Staff not to recommend any enforcement action to the SEC if the Company omits the Proposal from its 2002 Proxy Statement. Please time-stamp and return the enclosed copy of this letter to us. By a copy of this letter, we are also notifying the Proponent of the Company's intention to omit the

Proposal from its proxy materials for the Company's 2002 Annual Meeting of Shareholders. We further request that the Proponent copy the Company's Secretary, Peter B. Tinkham, on any response the Proponent files with the SEC. The Company intends to release copies of its proxy materials to shareholders on or about March 22, 2002.

If the Staff disagrees with our conclusions or our requests or if the Staff requires any additional information in support of our position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call the undersigned at (202) 508-4148, Pete Tinkham, the Company's Secretary at (214) 812-4659 or Tim Mack of Worsham Forsythe Wooldridge LLP, general counsel to the Company, at (214) 979-3063.

Very truly yours,

Thelen Reid & Priest LLP,
Counsel to TXU Corp.

By: ____________________
Richard Y. Roberts

cc: Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

RYR/ap

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 20, 2001

VIA FAX AND U. S. MAIL

Mr. Peter B. Tinkham
Corporate Secretary
TXU Corporation
1601 Bryan Street 43rd Floor
Dallas, TX 75201

Dear Mr. Tinkham:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in TXU's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to **"Audit and Non-Audit Services"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 9,347 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Resolved, that the shareholders of TXU Corporation, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that Deloitte & Touche billed $3,170,000 for audit services, while billing $9,676,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

Worsham Forsythe Wooldridge LLP

December 31, 2001

TXU Corp.
1601 Bryan Street
Dallas, TX 75201

Ladies and Gentlemen:

We are general counsel for TXU Corp., a Texas corporation (the "Company"). In connection with the opinion herein expressed, we have examined the shareholder proposal sent to the Company by Jerry O'Connor, as Trustee, on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF), and the letter dated December 31, 2001 (the "Letter") submitted to the U.S. Securities and Exchange Commission on behalf of the Company by Thelen Reid & Priest LLP. We have also examined such other documents and satisfied ourselves as to such other matters as we have deemed necessary as a basis for the conclusions of law contained in the opinion expressed below.

Based upon the foregoing, and subject to the qualifications set forth herein, we are of the opinion that Section 1 of the Letter, with regard to its representation of state law, is a fair and accurate representation of the laws of the State of Texas described therein.

We are members of the State Bar of Texas and express no opinion as to the laws of any jurisdiction other than the State of Texas. The foregoing opinion is limited to existing laws and we undertake no responsibility to update or supplement this opinion in response to subsequent changes in the law or future events or circumstances.

This opinion is solely for your benefit and the benefit of your successors and assigns. No other person, firm or entity may rely or claim reliance upon this opinion.

Very truly yours,

WORSHAM FORSYTHE
WOOLDRIDGE LLP

By: [signature]
A Partner

Attorneys and Counselors at Law

Energy Plaza, 30th Floor
1601 Bryan Street
Dallas, Texas 75201
214.979.3000

Other Offices
Richardson / Telecom Corridor®
Austin

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

Edwin D. Hill
Trustee

Jeremiah J. O'Connor
Trustee

February 25, 2002

VIA FAX AND US MAIL

Office of Chief Counsel
Division of Corporate Finance
US SEC
450 Fifth Street, NW
Washington, DC 20549

Re: Response to TXU Corporation's Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund's Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to TXU Corporation, Inc.'s ("TXU" or "the Company") request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. **The Company fails to meet its burden of persuasion that the Proposal is a violation of law so the Proposal cannot be excluded under Rule 14a-8(i)(2).**

The Company argues that adoption of the Proposal would cause the Company to violate state and federal laws, rendering the Proposal excludable under Rule 14a-8(i)(1) and 14a-8(i)(2).

The basis for this argument is the Company's contention that the Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the Proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the Proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate state and federal law. The board, should it choose to implement a policy such as that called for in the Proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the Company and its auditors comply with all applicable laws and regulations.

2. **The Company fails to meet its burden of persuasion that it lacks the power or authority to implement the Proposal so the Proposal cannot be excluded under Rule 14a-8(i)(6)**

The Company next argues that it may exclude the Proposal under Rule 14a-8(i)(6) because the Company is required by law and contractual provisions to engage its independent auditors to perform non-audit services for the Company in the ordinary course of its operations.

This argument misses the mark for it fails to address the Proposal the Fund has submitted. The Fund submitted a precatory proposal asking the board of directors to adopt a policy to deal with this issue. The board, under our Proposal, has the power to define audit and non-audit services. While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the Proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board chose to adopt an auditor independence policy that limits the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of setting limits on the services provided by the company's auditor.

3. **The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7).**

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001). *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company.
>
> We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues,** we do not

believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7) (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal which clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Jerry O'Connor
Trustee

JOC:jl

Enclosures

Copy to Peter Tinkham

Resolved, that the shareholders of TXU Corporation, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that Deloitte & Touche billed $3,170,000 for audit services, while billing $9,676,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TXU Corp.
Incoming letter dated December 31, 2001

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that TXU may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that TXU may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that TXU may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that TXU may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel